TREMONT MORTGAGE TRUST

TWO NEWTON PLACE

255 WASHINGTON STREET, SUITE 300

NEWTON, MASSACHUSETTS 02458

VIA EDGAR

Ms. Kim McManus

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

September 11, 2017

RE:	Tremont Mortgage Trust Registration Statement on Form S-11, File No. 333-219205

Dear Ms. McManus:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tremont Mortgage Trust (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 3:00 p.m., Eastern Time, on September 13, 2017, or as soon as practicable thereafter.  By separate letter, the underwriters of the issuance of the securities being registered have joined in this request for acceleration.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Margaret R. Cohen of Skadden, Arps, Slate, Meagher & Flom LLP at (617) 573-4859 and that such effectiveness also be confirmed in writing.

Very truly yours,

Tremont Mortgage Trust

By:	/s/ G. Douglas Lanois
	Name:	G. Douglas Lanois
	Title:	Chief Financial Officer and Treasurer